Exhibit (h)(5)
AMENDMENT TO
SUB-ADMINISTRATION AGREEMENT
     AMENDMENT made as of the 22nd day of October, 2009 with an effective date of July 1, 2009 between CAVANAL HILL INVESTMENT MANAGEMENT, INC., formerly known as AXIA Investment Management, Inc., and BOK Investment Advisers, Inc., Oklahoma corporations (the “Administrator”) and CITI FUND SERVICES OHIO, INC., formerly known as BISYS Fund Services Ohio, Inc., an Ohio corporation (“Citi”), to that certain Sub-Administration Agreement, dated July 1, 2004, between the Administrator and Citi (as amended and in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.
     WHEREAS, Cavanal Hill Funds, a Massachusetts business trust (the “Trust”), is an open-end management investment company registered under the Investment Company Act of 1940, as amended;
     WHEREAS, pursuant to the Agreement, Citi performs certain sub-administration services for Portfolios of the Trust (individually referred to as a “Fund” and collectively the “Funds”);
     WHEREAS, Citi and the Administrator wish to enter into this Amendment to the Agreement in order to extend the term of the Agreement, revise the fees payable and incorporate the terms and conditions set forth below;
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Administrator and Citi hereby agree as follows:
1.	Termination of Monthly Rollover Amendment.
     The Amendment between the Parties dated February 17, 2009 is of no further force or effect.
2.	Schedule A – Term, Funds and Fees.
     Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached Schedule A. As reflected in the Term portion of the attached Schedule A, the original “Initial Term” under the Agreement ran from July 1, 2004 through June 30, 2009. The Parties now desire to reset the Initial Term for a three year period beginning July 1, 2009.
3.	Schedule B – Services.
     A new Section xxxi. is added to Schedule B of the Agreement as follows:

     xxxi. From time to time, upon request of the Administrator, provide performance reporting services (“Performance Reporting Services”) consisting of one or more of the following:
(a)	Creation of templates for the Management’s Discussion of Fund Performance (“MDFP”) section of the annual or semi-annual report;

(b)	Creation of templates for, and typesetting of, the annual and semi-annual reports, including the financial statements;

(c)	Population of the templates with data obtained from third parties, and coordination with third parties responsible for the review of the MDFP; and

(d)	Coordination with the print vendor for final printing of the annual and semi-annual reports; and

(e)	Creation of templates for, and preparation of reports to the Trust’s Board.
4.	Limitation of Liability and Service Level Standards.

The following paragraphs shall be added at the end of Article 5 of the Agreement:

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL EITHER PARTY, ITS AFFILIATES OR ANY OF ITS OR THEIR DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR SUBCONTRACTORS BE LIABLE FOR EXEMPLARY, PUNITIVE, SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES, INCLUDING LOST REVENUE, LOST PROFITS, AND LOST OR DAMAGED DATA, EACH OF WHICH IS HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES, REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE OR WHETHER A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THE INDEMNITIES IN THE THIRD AND FOURTH PARAGRAPHS OF ARTICLE 10 AND THE LIQUIDATED DAMAGES PROVISION SET FORTH IN SCHEDULE A SHALL NOT BE SUBJECT TO THE FOREGOING LIMITATION.

Notwithstanding the foregoing limitation, Citi shall provide the services described herein in accordance with the Service Level Standards set forth in Schedule C and shall be liable to the Trust for any failure to achieve such Service Level Standards as set forth therein.

5.	Indemnification.
The following paragraphs shall be added after the second paragraph of Article 10 of the Agreement:
Each party shall indemnify, defend and hold the other party harmless from and against any and all Losses to the extent such Losses arise from or relate to third party claims resulting from a party’s breach of its confidentiality obligations hereunder.

Citi shall indemnify, defend and hold the Administrator harmless from and against any and all Losses to the extent such Losses arise from or relate to infringement, misappropriation or a violation of the intellectual property rights of a third party with respect to Services (for the purposes of Article 10, Services shall include software, hardware, system or other intellectual property relating to the Services) provided by Citi hereunder; provided that with respect to patent rights, such indemnity shall be limited to U.S. patent rights of such third parties.
Citi’s infringement indemnification obligations under this Article 10 shall not extend to: (i) the use of the Services outside the scope of this Agreement; (ii) any unauthorized modification or use of the Services made by the Administrator, (iii) any customized portions of the Services provided or designed in accordance with written specifications provided by the Administrator, (iv) by the Administrator’s unreasonable continuation of allegedly infringing activities after the Administrator having been notified thereof in writing and Citi having provided or made available modifications to the Services that would have avoided the further alleged infringement.
In the event the Services are held to infringe, or are believed by Citi to infringe, an intellectual property right of a third party, Citi shall have the option, at its expense, to (A) modify the Services to be non-infringing, (B) obtain for the Administrator (at no additional cost to the Administrator) the right to continue using the Services, or (C) replace the Services with non-infringing Services, provided that such modification does not degrade the functionality of the Services.
The remedies specified in this Article 10 shall be the Administrator’s exclusive remedies with respect to any third party infringement claims.
6.	Insurance.

The following provision shall be added to the Agreement:

Citi shall maintain a fidelity bond covering larceny and embezzlement in an amount that is appropriate in light of its duties and responsibilities hereunder. Citi shall maintain the following insurance coverage during the entire Term of this Agreement: (i) Workers’ Compensation Insurance in accordance with applicable laws of the state where Citi performs services and Employer’s Liability Insurance in an amount not less than one million dollars ($1,000,000.00) per occurrence, and (ii) Commercial General Liability Insurance covering bodily injury and property damage liability in an amount not less than one million dollars ($1,000,000.00) per occurrence.

Citi shall have the option, either alone or in conjunction with Citigroup, Citi’s ultimate parent corporation, or any subsidiaries or affiliates of Citigroup, to maintain self insurance and/or provide or maintain any insurance sufficient to fulfill its obligations under this Agreement under blanket insurance policies maintained by Citi or Citigroup, or provide or maintain insurance through such alternative risk management programs as Citigroup may provide or participate in from time to time (such types of insurance programs being herein collectively and severally referred to as “self insurance”), provided the same does not thereby decrease the insurance coverage or limits set forth in this Section. Any self insurance shall be deemed to contain all of the terms and conditions applicable to such insurance as required in this Section. If Citi elects to self-insure, then, with respect to any claims which may result from incidents occurring during the terms of this Agreement, such self insurance obligation shall survive the expiration or earlier termination of this Agreement to the same extent as the insurance required would survive.

7.	Representations and Warranties.
     (a) The Administrator represents (i) that it has full power and authority to enter into and perform this Amendment and (ii) that this Amendment will be presented to the Board of Trustees of the Trust (the “Board”) for the Board’s review and approval.
     (b) Citi represents that it has full power and authority to enter into and perform this Amendment.
8.	Miscellaneous.
     (a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Agreement. Except as set forth herein, the Agreement shall remain in full force and effect.
     (b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.
     (c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.
     (d) This Amendment may be executed in counterparts, each of which shall be an original but all which, taken together, shall constitute one and the same Agreement.
*      *      *      *      *

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written with an Effective Date (as set forth in the new Term provision) of July 1, 2009.

CAVANAL HILL INVESTMENT MANAGEMENT, INC.

By: Name:	/s/ Brian Henderson Brian Henderson
Title:	President

CITI FUND SERVICES OHIO, INC.

By: Name:	/s/ Fred Naddaff Fred Naddaff
Title:	President

SCHEDULE A
TO THE SUB-ADMINISTRATION AGREEMENT
BETWEEN
CAVANAL HILL INVESTMENT MANAGEMENT, INC.
AND
CITI FUND SERVICES OHIO, INC.
AMENDED AND RESTATED JULY 1, 2009

Portfolios:	This Agreement shall apply to all Portfolios of the Trust either now or hereafter created. The current portfolios and classes of the Trust are set forth below:

U.S. Large Cap Equity Fund
No-Load Investor
Institutional

Balanced Fund
No-Load Investor
Institutional

Short-Term Income Fund
No-Load Investor
Institutional

Intermediate Bond Fund
No-Load Investor
Institutional

Bond Fund
No-Load Investor
Institutional

Intermediate Tax-Free Bond Fund
No-Load Investor
Institutional

U.S. Treasury Fund
Administrative
Service
Institutional
Select*
Premier*

Cash Management Fund
Administrative
Service
Institutional
Select*
Premier*

Tax-Free Money Market Fund
Administrative
Service
Institutional
Select*
Premier*

*	As of July 1, 2009, these classes have not commenced operations. Until each such class commences operation, services will not be rendered and expenses will not be incurred under this Agreement.
Fees
     For the Services provided by Citi hereunder and under the separate Website Services Agreement, dated April 27, 2005, as amended, the Administrator shall pay Citi on the first business day of each month, or as otherwise set forth below, fees determined at the annual rates set forth below.
     Notwithstanding the foregoing, the Fees for the Services provided hereunder and pursuant to the separate Fund Accounting Agreement for the Cavanal Hill Tax Free Money Market Fund shall be governed by that certain separate Omnibus Fee Agreement for the Tax Free Money Market Fund Agreement dated July 1, 2004, as amended (the “Omnibus Agreement”) but only until such time as the Omnibus Agreement terminates.
  Asset-Based Annual Fee
     0.025% of the first $2 billion in aggregate net assets of all Funds, plus
     0.0125% of the next $2 billion in aggregate net assets of all Funds, plus
     0.01% of the aggregate net assets of all Funds in excess of $4 billion.
  Out of Pocket Expenses and Miscellaneous Charges
The out of pocket expenses and miscellaneous services fees and charges provided for under this Agreement are not included in the above fees and shall also be payable to Citi in accordance with the provisions of this Agreement.
  Optional Performance Reporting Services
     As compensation for the Performance Reporting Services provided from time to time, the Administrator shall pay the fees and rates agreed upon at the time a request is made for such Performance Reporting Services. Citi shall provide the Administrator with a proposal approximately six (6) weeks prior to the end of the Trust’s fiscal year, and the Administrator shall advise Citi of the Administrator’s acceptance of such proposal within two (2) weeks of submission thereof. A quote shall be provided upon request and shall be based upon the following schedule of fees:

Creative Direction and Design Creation/Design of Cover Artwork	$500.00	Flat fee

Creation/Design of Book Style	$1000.00	Flat fee
Editorial Services
Freelance writing services can be acquired to write the Chairman’s Letter, Shareholder Letter and Management’s Discussion of Fund Performance sections. These services are supplied by freelance writers and their fees are in addition to Citi’s fees. These fees are listed below:

Preparation of Chairman’s Letter/Shareholder Letter – Interview with Chairman (or other officer) -Topics include performance, strategy, outlook, news. Fee includes one draft letter (estimated 1300 to 1700 words) and one set of revisions per client comments.	$1,250.00

Preparation of Management’s Discussion of Fund Performance — Interview with Fund Manager via telephone or email. Fee includes one draft fund write up (estimated 425 words) and one set of revisions per client comments. Amount quoted is per fund.	$425.00
Coordination Charges
The Coordination charges include the following services: Coordination with all Citi internal and external contacts (Citi Research and Financial Administration, Investment Adviser and/or portfolio managers to provide all required research data; Distributor Compliance to ensure FINRA-related review, approval and filing (if necessary); Fund Counsel; Fund independent registered public accounting firm); all editorial services and coordination with the print vendor to verify that the client-requested stylistic criteria has been met.

Chairman’s/Shareholder Letter and 1 Fund	$3,000	Flat fee
Each additional Fund	$500	Per Fund

Typesetting — Initial Composition
New set page (from disk)	$45.00	per page
New set page (from hardcopy)	$45.00	per page
Quick Turnaround (QTA)/Rush Charges	$15.00	per page in addition to new set charge
Quick Turnaround (QTA)/Rush Charges Graphs	$20.00	per page in addition to new set charge

Typesetting — Changes to Existing Composition
Author alterations — includes 5 alteration cycles — additional cycles will be charged at $15.00	$90.00	per page
Additional Alteration cycles billed outside the allotted 5 cycles	$15.00	per page
Quick Turnaround (QTA)/Rush Charges	$30.00	per page in addition to Author alteration charge

Charting
New Chart	$65.00	per chart
Author alterations to charts — includes 2 alteration cycles — additional cycles will be charged at an additional $15.00	$25.00	per chart 2 alteration cycles

Additional Alteration cycles billed outside the allotted 2 cycles	$15.00
Quick Turnaround (QTA)/Rush Charges	$20.00	per page in addition to Author alteration”
  Marketing Documents and Fees
Upon request and subject to the oversight of the Administrator, Citi shall:
Create, provide data for, design and produce marketing documents as noted in this schedule for the fees noted in this schedule, which the Administrator shall pay to Citi as invoiced.

	Update	Monthly	Quarterly	Annual
Item	Frequency	Fee	Fee	Fee(1)
Commentary Pricing (per page price $350.00, total quarterly or annual fee may vary based on product production)			$2,450	$9,800
Capital Markets Outlook	Quarterly
Equity Market Commentary	Quarterly
Fixed Income Market Commentary	Quarterly
Money Market Commentary	Quarterly
Equity Fund Commentary	Quarterly
Fixed Income Fund Commentary	Quarterly
Money Market Fund Commentary	Quarterly

Quarterly Fund Fact Sheet Pricing (per page price $300.00, total quarterly or annual fee may vary based on product production)			$4,800	$19,200
Fund Fact Sheet — U.S. Treasury — Inst. Share Class	Quarterly
Fund Fact Sheet — U.S. Treasury — Admin Share Class	Quarterly
Fund Fact Sheet — U.S. Treasury — Service Share Class	Quarterly
Fund Fact Sheet — Cash Management — Inst. Share Class	Quarterly
Fund Fact Sheet — Cash Management — Admin. Share Class	Quarterly
Fund Fact Sheet — Cash Management — Service Share Class	Quarterly
Fund Fact Sheet — Tax Free Money Market — Inst. Share Class	Quarterly
Fund Fact Sheet — Tax Free Money Market — Admin. Share Class	Quarterly
Fund Fact Sheet — Tax Free Money Market — Service Share Class	Quarterly
Fund Fact Sheet — Tax Free Money Market — Select Share Class	Quarterly
Fund Fact Sheet — U.S. Large Cap Core Equity	Quarterly
Fund Fact Sheet — Balanced	Quarterly
Fund Fact Sheet — Bond	Quarterly

	Update	Monthly	Quarterly	Annual
Item	Frequency	Fee	Fee	Fee(1)
Fund Fact Sheet — Short Term Income	Quarterly
Fund Fact Sheet — Intermediate Bond	Quarterly
Fund Fact Sheet — Intermediate Tax-Free Bond	Quarterly
Landscape Money Market Performance Sheet	Quarterly		$900	$3,600
Monthly Fact Sheet Pricing (per page price $350.00, total quarterly or annual fee may vary based on product production)		$2,100	$6,300	$25,200
Landscape Fund Fact Sheet — U.S. Treasury — Inst. Share Class	Monthly
Landscape Fund Fact Sheet — U.S. Treasury — Admin Share Class	Monthly
Landscape Fund Fact Sheet — Cash Management — Inst. Share Class	Monthly
Landscape Fund Fact Sheet — Cash Management — Admin. Share Class	Monthly
Landscape Fund Fact Sheet — Tax Free Money Market - Inst. Share Class	Monthly
Landscape Fund Fact Sheet — Tax Free Money Market - Admin. Share Class	Monthly
Fund Performance Update — Fixed Income	Monthly
Fund Performance Update — Equity	Monthly
Fund Performance Update — Money Market — Inst. Share Class	Monthly
Fund Performance Update — Money Market — Admin. Share Class	Monthly
Fund Performance Update — Money Market — Service Share Class	Monthly
Fund Performance Update — Money Market — Select Share Class	Monthly
Fund Performance Update for Bond Funds	Monthly
OTHER
Callan Chart	Quarterly		$350	$1,400
GRAND TOTAL — MARKETING DOCUMENTS & FEES				$59,200

(1)	The annual fee for the Monthly and/or Quarterly services may alter based on the total number of pages produced for a given period.
  General
     The fee for the period from the day of the month this Agreement is entered into until the end of that month shall be prorated according to the proportion which such period bears to the full monthly period. In the event of a termination of this Agreement in accordance with its terms before the end of any month, the fee for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

     For purposes of determining the fees payable to the Sub-Administrator, the value of the net assets of a particular Portfolio shall be computed in the manner described in the Trust’s Declaration of Trust or in the Prospectus or Statement of Additional Information respecting that Portfolio as from time to time is in effect for the computation of the value of such net assets in connection with the determination of the liquidating value of the shares of such Portfolio.
     The parties hereby confirm that the fees payable hereunder shall be applied to each Portfolio as a whole, and not to separate classes of shares within the Portfolios.
     The Sub-Administrator may agree, from time to time, to waive any fees payable under this Agreement. Such waiver shall be at the Sub-Administrator’s sole discretion.
Term
     Pursuant to Article 7, the term of this Agreement shall commence on July 1, 2009 (the “Effective Date”) and shall remain in effect for three (3) years, until June 30, 2012 (“Initial Term”). Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one year periods (“Rollover Periods”). This Agreement may be terminated without penalty (i) by provision of a notice of non-renewal in the manner set forth below, (ii) by mutual agreement of the parties or (iii) by either party for “cause,” as defined below, upon the provision of sixty (60) days advance written notice by the party alleging cause. Written notice of non-renewal must be provided at least sixty (60) days prior to the end of the Initial Term or any Rollover Period, as the case may be. Notwithstanding anything in this Agreement, this Agreement will terminate immediately upon termination of the Administration Agreement.
     For purposes of this Agreement, “cause” shall mean (a) a material breach of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (c) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors.
     Notwithstanding the foregoing, after such termination for so long as the Sub-Administrator, with the written consent of the Administrator, in fact continues to perform any one or more of the services contemplated by this Agreement or any schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Compensation due the Sub-Administrator and unpaid by the Administrator upon such termination shall be immediately due and payable upon and notwithstanding such termination. The Sub-Administrator shall be entitled to collect from the Administrator, in addition to the compensation described in this Schedule A, the amount of all of the Sub-Administrator’s cash disbursements for services in connection with the Sub-Administrator’s activities in effecting such termination, including without limitation, the delivery to the Administrator’s and/or its designees of the Administrator’s property, records, instruments and documents, or any copies thereof. Subsequent to such termination, for a reasonable fee, the Sub-Administrator will provide the Administrator with reasonable access to any documents or records remaining in its possession.
     During the Initial Term, if for any reason other than non-renewal, mutual agreement of the parties or “cause”, as defined above, the Sub-Administrator is terminated or replaced as Sub-Administrator, or if a third party is added to perform all or a part of the administrative services provided by the Sub-Administrator under this Agreement (excluding any sub-contractors appointed by the Sub-Administrator as provided in Article 8 hereof), then the Administrator shall make a one-time cash payment, as liquidated damages, to the Sub-Administrator equal to the balance due the Sub-Administrator under this Agreement for the lesser of (A) the next six months of the Initial Term or (B) the remainder of such Initial Term, assuming for purposes of calculation of the payment that the fees would be earned by Sub-Administrator shall be based upon the average net asset values of the Trust and fees payable to Citi monthly during the twelve (12) months prior to the date that services terminate, Citi is replaced or a third party is added; provided, however, that, in the event the Sub-Administrator is terminated or replaced or a third party is added to perform services at any time after June 30, 2012, the Administrator shall not be required to make a liquidated damages payment.
     In the event the Trust is merged into another legal entity in part or in whole pursuant to any form of business reorganization or is liquidated in part or in whole prior to the expiration of the then-current term of this Agreement, the parties acknowledge and agree that the liquidated damages set forth above shall be applicable in those instances in which the Sub-Administrator is not retained to provide administration services. Under such circumstances, the one-time cash payment referenced above shall be due and payable on the day prior to the first day during which assets are transferred pursuant to the plan of reorganization or liquidation.
     The parties further acknowledge and agree that, in the event the Sub-Administrator ceases to be retained, as set forth above, (i) a determination of actual damages incurred by the Sub-Administrator would be extremely difficult and (ii) the liquidated damages provision contained herein is intended to adequately compensate the Sub-Administrator for damages incurred and is not intended to constitute any form of penalty.